UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934



                          HOSPITALITY PROPERTIES TRUST
                                (Name of Issuer)


              COMMON SHARES OF BENEFICIAL INTEREST, $.01 PAR VALUE
                         (Title of Class of Securities)


                                  44106M 10 2
                                 (CUSIP Number)



                                David J. Hegarty
                     Health and Retirement Properties Trust
                               400 Centre Street
                          Newton, Massachusetts 02158
                                 (617) 332-3990
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                August 22, 1995
            (Date of Event which Requires Filing of this Statement)





If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.


Check the following box if a fee is being paid with the statement |X|. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                  SCHEDULE 13D

-----------------------------------              -------------------------------
CUSIP No. 44106M 10 2                              Page 3 of 24 Pages
-----------------------------------              -------------------------------


-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    HEALTH AND RETIREMENT PROPERTIES TRUST   I.R.S. ID No. 04-6558834
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                              (b) |_|

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3   SEC USE ONLY


-------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    OO
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                |_|


-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    MARYLAND
-------------------------------------------------------------------------------
                           7   SOLE VOTING POWER
     NUMBER OF
       SHARES                  4,000,000
    BENEFICIALLY   ------------------------------------------------------------
      OWNED BY             8   SHARED VOTING POWER
        EACH
     REPORTING                 -0-
       PERSON      ------------------------------------------------------------
        WITH               9   SOLE DISPOSITIVE POWER
                               4,000,000
                   ------------------------------------------------------------
                           10  SHARED DISPOSITIVE POWER
                               -0-
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,000,000
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|


-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     34.1%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     00
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------          ----------------------------------
CUSIP No. 44106M 10 2                          Page 4 of 24 Pages
-----------------------------------          ----------------------------------



-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      HRPT ADVISORS, INC.   I.R.S. ID No. 04-2932507
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                     (b) |_|

-------------------------------------------------------------------------------
3     SEC USE ONLY


-------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      WC
-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                     |_|


-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
-------------------------------------------------------------------------------
                              7   SOLE VOTING POWER
         NUMBER OF
          SHARES                  250,000
       BENEFICIALLY     -------------------------------------------------------
                              8   SHARED VOTING POWER

                                  -0-
                        -------------------------------------------------------
                              9   SOLE DISPOSITIVE POWER

                                  250,000
                        -------------------------------------------------------
                              10  SHARED DISPOSITIVE POWER

                                  -0-
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,250,000
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                    |_|


-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       36.2%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

       CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------           ----------------------------------
CUSIP No. 44106M 10 2                           Page 5 of 24 Pages
-----------------------------------           ----------------------------------


Item 1.  Security and issuer.

     The class of equity securities to which this statement relates is the Common Shares of Beneficial Interest, par value $0.01 (the "Shares"), of Hospitality Properties Trust, a Maryland real estate investment Trust ("HPT"), with its principal executive offices located at 400 Centre Street, Newton, Massachusetts 02158.

Item 2.  Identify and background.

     The persons filing this statement are Health and Retirement Properties Trust, a Maryland real estate investment trust ("HRP"), and HRPT Advisors, Inc., a Delaware corporation ("Advisors").

     HRP's principal business is to operate as a real estate investment trust. The principal office of HRP is located at 400 Centre Street, Newton, Massachusetts 02158. The Trustees of HRP are Rev. Justinian Manning, C.P., Barry
M. Portnoy and Gerard M. Martin. The executive officers of HRP are David J. Hegarty, President, Chief Operating Officer and Secretary and Ajay Saini, Treasurer and Chief Financial Officer.

     Advisors' principal business is real estate investments, for its own account or by providing management services and investment advice to investors such as HRP and HPT. The principal office of Advisors is located at 400 Centre Street, Newton, Massachusetts 02158. The Directors of Advisors are Barry M. Portnoy, Gerard M. Martin and David J. Hegarty. The executive officers of Advisors are David J. Hegarty, President, Chief Operating Officer and Secretary, John G. Murray, Executive Vice President and Chief Financial Officer, and Ajay Saini, Treasurer. Advisors is owned by Messrs. Portnoy and Martin.

     Each of the individuals listed above (i) is, except for Ajay Saini, a United States citizen, (ii) except for Rev. Manning, has a business address at 400 Centre Street, Newton, Massachusetts 02158 and (iii) except for Rev. Manning and Messrs. Portnoy and Martin, is principally employed by Advisors in the capacity specified above. Mr. Saini is a citizen of the Republic of India and a resident of the United States. Mr. Murray also serves as the Treasurer, Chief Financial Officer and Secretary of HPT. Mr. Martin is a private investor in real estate and currently serves as the President of HPT and Mr. Portnoy is a partner in the law firm of Sullivan & Worcester, One Post Office Square, Boston, Massachusetts 02109. Rev. Manning is the pastor of St. Gabriel's parish at 201 Washington Street, Brighton, Massachusetts 02135.

     Neither HRP, Advisors nor any of the individuals specified above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been party to any civil proceeding which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                  SCHEDULE 13D

-----------------------------------           ----------------------------------
CUSIP No. 44106M 10 2                           Page 6 of 24 Pages
-----------------------------------           ----------------------------------





Item 3.  Source and amount of funds or other consideration.

     HRP acquired 40,000 Shares in connection with the formation of HPT at an effective price of $1.0 million. On August 22, 1995, HRP acquired an additional 3,960,000 Shares and paid the purchase price by canceling $99.0 million principal amount of indebtedness of HPT due to HRP.

         On August 22, 1995, Advisors acquired 250,000 Shares at a purchase price of $6.25 million.


Item 4.  Purpose of transaction.

         The transactions requiring the filing of this statement are described in Item 3 above. The transactions were entered into principally for investment purposes.

         Advisors is party to an agreement to provide advisory services to HPT (the "Advisory Agreement"). Pursuant to the terms of the Advisory Agreement, Advisors will be paid a base fee in cash and may earn an incentive fee payable in Shares. Although HRP and Advisors have no present intention to do so, they may make purchases of Shares from time to time, in the open market or in private transactions, depending on their respective analysis of HPT's business, prospects and financial condition, the market for such stock, other investment and business opportunities available to them, general economic and stock market conditions, proposals from time to time sought by or presented to them and other factors. HRP and Advisors each intends to closely monitor their investments and may from time to time take advantage of opportunities presented to them. HRP and Advisors may in the future also formulate plans or proposals regarding HPT, including possible future plans or proposals concerning events or transactions of the kind described in paragraphs (a) through (j) below.

         Depending upon HRP's and Advisors' continuing review of their investments and various other factors, including those mentioned above, HRP and/or Advisors may (subject to any applicable securities laws and lock-up arrangements) decide to sell all or any part of the Shares, although they have no current plans to do so.

         Except as set forth in this Item 4, neither HRP nor Advisors has any plans or proposals which would related to or result in:

     (a) The acquisition by any person of additional securities of HPT, or the disposition of securities of HPT;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving HPT or any of its subsidiaries;

                                  SCHEDULE 13D

-----------------------------------           ----------------------------------
CUSIP No. 44106M 10 2                           Page 7 of 24 Pages
-----------------------------------           ----------------------------------




     (c) A sale or transfer of a material amount of assets of HPT or any of its subsidiaries;

     (d) Any change in the present board of trustees or management of HPT including any plans or proposals to change the number or terms of trustees or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or distribution policy of HPT;

     (f) Any other material change in HPT's business or corporate structure;

     (g)  Changes  in  HPT's   declaration  of  trust,   bylaws  or  instruments
corresponding thereto or other actions which may impede the acquisition of control of HPT by any person;

     (h) Causing a class of securities of HPT to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of HPT becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j) Any action similar to any of those enumerated above.


Item 5.  Interest in securities of the issuer.

     (a) HRP currently holds 4,000,000 Shares, or 34.1% of the issued and outstanding Shares. Advisors directly owns 250,000 Shares, or 2.1% of the issued and outstanding Shares, and as HRP's investment advisor, may under applicable regulatory definitions be deemed to beneficially own HRP's 4,000,000 Shares. Advisors, however, expressly disclaims any beneficial ownership of HRP's 4,000,000 Shares.

     (b) HRP has sole power to vote or dispose of its 4,000,000 Shares and Advisors has sole power to vote or dispose of its 250,000 Shares.

     (c) Other than as may be described in Item 3, no transactions in Shares have been effected during the past sixty days by HRP or Advisors.

     (d) No other person is known to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of securities covered by this statement.

                                  SCHEDULE 13D

-----------------------------------           ----------------------------------
CUSIP No. 44106M 10 2                           Page 8 of 24 Pages
-----------------------------------           ----------------------------------



Item 6.  Contracts, arrangements, understandings or relationships with respect to securities of the issuer.

     Each of HRP and Advisors entered into a "lock-up agreement" with the representative of the underwriters (the "Representative") of HPT's initial public offering of Shares pursuant to which HRP and Advisors have agreed not to, and have agreed to cause their respective officers, Trustees or Directors not to, directly or indirectly, offer, sell, contract to sell, grant any option to purchase or otherwise in any manner, transfer all or a portion of their Shares until August 16, 1997, without the prior consent of the Representative.

     The Advisory Agreement between HPT and Advisors requires Advisors to use its best efforts to present to HPT a continuing and suitable investment program consistent with the investment policies and objectives of HPT. The Advisory Agreement provides for an annual advisory fee based upon HPT's average invested capital, and an annual incentive fee based upon increases in HPT's cash available for distribution to shareholders. The annual incentive fee, if any, payable to Advisors will be paid in Shares.

     The initial term of the Advisory Agreement expires on December 31, 1995 and renewal or extension of the term thereof will be subject to the periodic approval of a majority of the Trustees of HPT who are not officers or otherwise affiliated with HPT, HRP or Advisors.

Item 7.  Material to be filed as exhibits.

        The following documents are filed as exhibits to this statement:

                  1.       Joint Filing Agreement
                  2.       HRP Lock-up Agreement
                  3.       Advisors Lock-up Agreement
                  4.       Advisory Agreement

                                  SCHEDULE 13D

-----------------------------------           ----------------------------------
CUSIP No. 44106M 10 2                           Page 9 of 24 Pages
-----------------------------------           ----------------------------------



                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

September 1, 1995

                     HEALTH AND RETIREMENT PROPERTIES TRUST


                     By: /s/ Ajay Saini
                     Title:  Treasurer





September 1, 1995

                     HRP ADVISORS, INC.


                     By: David J. Hegarty
                     Title:  President and Chief Operating Officer